SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2) *

Proofpoint, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

743424103
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 743424103	13G	Page 2 of 13

1	NAME OF REPORTING PERSON Meritech Capital Partners II L.P. (“MCP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

776,483 shares, except that Meritech Capital Associates II L.L.C. (“MCA II”), the general partner of MCP II, may be deemed to have sole voting power with respect to such shares, Meritech Management Associates II L.L.C. (“MMA II”), a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Paul Madera (“Madera”) and Michael Gordon (“Gordon”), the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

776,483 shares, except that MCA II, the general partner of MCP II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	776,483
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 743424103	13G	Page 3 of 13

1	NAME OF REPORTING PERSON Meritech Capital Affiliates II L.P. (“MC AFF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

19,981 shares, except that MCA II, the general partner of MC AFF II, may be deemed to have sole voting power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

19,981 shares, except that MCA II, the general partner of MC AFF II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,981
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 743424103	13G	Page 4 of 13

1	NAME OF REPORTING PERSON MCP Entrepreneur Partners II L.P. (“MEP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

5,939 shares, except that MCA II, the general partner of MEP II, may be deemed to have sole voting power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

5,939 shares, except that MCA II, the general partner of MEP II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 743424103	13G	Page 5 of 13

1	NAME OF REPORTING PERSON Meritech Capital Associates II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II, for whom MCA II serves as general partner, except that MMA II, a managing member of MCA II, may be deemed to have sole power to vote these shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II, for whom MCA II serves as general partner, except that MMA II, a managing member of MCA II, may be deemed to have sole power to dispose of these shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	802,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 743424103	13G	Page 6 of 13

1	NAME OF REPORTING PERSON Meritech Management Associates II L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II. MMA II serves as a managing member of MCA II, the general partner of such entities. Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II. MMA II serves as a managing member of MCA II, the general partner of such entities. Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	802,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 743424103	13G	Page 7 of 13

1	NAME OF REPORTING PERSON Paul Madera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Madera, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Madera, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	802,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 743424103	13G	Page 8 of 13

1	NAME OF REPORTING PERSON Michael Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Gordon, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

802,403 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Gordon, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	802,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 743424103	13G	Page 9 of 13

This Amendment No. 2 amends the Statement on Schedule 13G filed by Meritech Capital Partners II L.P., a Delaware limited partnership (“MCP II”), Meritech Capital Affiliates II L.P., a Delaware limited partnership (“MC AFF II”), MCP Entrepreneur Partners II L.P., a Delaware limited partnership (“MEP II”), Meritech Capital Associates II L.L.C., a Delaware limited liability company (“MCA II”), Meritech Management Associates II L.L.C., a Delaware limited liability company (“MMA II”), Paul Madera (“Madera”) and Michael Gordon (“Gordon”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items to which there has been a change are included in this Amendment No. 2.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☒  Yes

CUSIP NO. 743424103	13G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Entities:

Meritech Capital Partners II L.P.

Meritech Capital Affiliates II L.P.

MCP Entrepreneur Partners II L.P.

Meritech Capital Associates II L.L.C.

Meritech Management Associates II L.L.C.

By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

Individuals:

Paul S. Madera

Michael B. Gordon

By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed individuals

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 743424103	13G	Page 11 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

Exhibit B: Power of Attorney	13

CUSIP NO. 743424103	13G	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Proofpoint, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 743424103	13G	Page 13 of 13

exhibit B

Power of Attorney

Joel Backman has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.